Exhibit 99.1

 NEWS RELEASE

PRECISION DRILLING CORPORATION TO PARTICIPATE IN THE RAYMOND JAMES LTD. CANADIAN ENERGY CONFERENCE IN NEW YORK, NEW YORK

Calgary, Alberta, Canada – May 13, 2011

Precision Drilling Corporation (“Precision”) will be attending the Raymond James Ltd. Canadian Energy Conference which is taking place May 16-17, 2011 in New York, New York.  Mr. Rob McNally, Executive Vice President and Chief Financial Officer, is scheduled to participate in a panel discussion on “The Impact of Technology on Oil and Gas Plays” at 8:30 a.m. Eastern time (6:30 a.m. Mountain time) on Tuesday, May 17, 2011.

A live audio webcast will be accessible from Precision's website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version of the webcast will be available for approximately 30 days.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com